TEVA AND UNIVERSITY COLLEGE LONDON EMBARK ON UNIQUE BRAIN IMAGING STUDY AIMED AT UNLOCKING A
NEW APPROACH IN NEURODEGENERATIVE DISEASE

JERUSALEM, November 19, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE:TEVA) and University College London (UCL) announced today the start of a unique study, combining state-of-the-art brain imaging with key biomarkers, aimed at building a better understanding of the role of inflammation in neurodegenerative disease and potentially a new approach in its early diagnosis and treatment.

The Pilot Longitudinal Study in Alzheimer’s Disease of Central Markers of Microglial Activation (PADMMA) study is a two-year study in 20 patients that will assess, using PET imaging, the prevalence and pattern of activation of a specific type of cell, called microglia, in the central nervous system (CNS) in people with certain symptoms of neurodegenerative disease. It is key demonstration of Teva’s commitment towards dementia research made following the UK Government’s Dementia Summit, spearheaded by UK Prime Minister David Cameron.

The role of inflammation is key in the field of neurodegeneration. It is implicated in the neuronal dysfunction that is the result of some of the most devastating neurodegenerative diseases. Microglia play a central role in neuro-inflammation, and defining reliable biomarkers of microglial activation, and their changes over time, will provide us with crucial information for developing treatment trials with neuro-inflammation as a novel therapeutic target.

“This is a very exciting new direction. The insights into the role of microglial activation provided by the study will facilitate the development of reliable central and peripheral clinical markers of inflammation early on in Alzheimer’s disease, potentially providing tools to assess the impact of drugs on a new therapeutic target”, said Dr Cath Mummery, Consultant Neurologist and Clinical Lead at the DRC’s Cognitive Disorders Clinic.

“The focus on microglial activation heralds a new therapeutic area of interest for most neurodegenerative diseases, potentially with very high impact on disease modification therapies”, said Doctor Michael Hayden, Teva’s President of R&D and Chief Scientific Officer. The PADMMA study has clear translational value. A greater understanding of the role of brain inflammation in early disease may lead to development of better biomarkers that could better inform therapeutic studies and potentially open the door to new therapeutic options.”

The study will be performed at the University College London (UCL) Dementia Research Centre (DRC) for which Dr Mummery is Clinical Trials lead, and the Leonard Wolfson Experimental Neurology Centre (LWENC) Clinical Research Facility (CRF), headed by Dr Vincenzo Libri, who is also Co-Investigator of the PADMMA study. Imaging will be undertaken by Imanova, at the Centre for Imaging Sciences, Imperial College London.

This unique study is the result of an extensive collaborative effort supported by the UK Israel Tech Hub at the British Embassy in Israel — helping Teva, UCL and Imanova, come together in an effort to change the paradigm in neurodegenerative disease.

David Quarrey, UK Ambassador to Israel, said: “We welcome this project, part of Teva’s multi-million commitment to deepen its research in the UK. Over the years, Teva has proved a great partner to the UK’s world-class medical research institutions. The UK Israel Tech Hub remains committed to creating more bilateral collaborations in innovation, for the benefit of patients in both countries and around the world”.

About the PADMMA Study

The Pilot Longitudinal Study in Alzheimer’s Disease of Central Markers of Microglial Activation (PADMMA) study is a two-year study in 20 patients that will assess the prevalence and pattern of CNS microglial activation in individuals with prodromal AD with Mild Cognitive Impairment (MCI) or mild AD through the use of PET imaging and comparison with CSF and peripheral markers of inflammation..

The total study duration will be 2 years, with 1 year for the recruitment period. The study duration for each participant is 12 months. It will be run between the DRC and the LWENC CRF at the UCL Institute of Neurology (IoN) and the UCLH National Hospital for Neurology and Neurosurgery (NHNN). Dr Cath Mummery is Consultant Neurologist and Clinical Lead at the DRC’s Cognitive Disorders Clinic University College London Hospital (UCLH), and is supported by the NIHR Queen Square Biomedical Research Unit (BRU) and NIHR UCLH BRC (Biomedical Research Centre). Dr Vincenzo Libri is Consultant Clinical Pharmacologist and Head of the LWENC.

Participants will only be recruited at a single site — University College London Hospital (UCLH) and will come from the Dementia Research Centre cognitive disorder clinics, from the National Institute of Health Research (NIHR) clinical research network (CRN) and from the UK Dementia Registry, and JDR (Join Dementia Research).

About the UCL site

The Dementia Research Centre (DRC), based at the National Hospital for Neurology and Neurosurgery (NHNN) is one of the UK’s leading centres for clinical research into dementia. The DRC is part of the Department of Neurodegenerative Disease at the UCL Institute of Neurology and has close links with the NIHR QS Dementia Biomedical Research Unit (BRU-D) based at the NHNN/UCL. The BRU focuses on young onset and familial dementias, and aims to develop new diagnostics and novel therapies. The UCLH BRC focuses on experimental medicine, with the neuroscience programme seeking to utilise deep phenotyping and genotypic data to understand disease mechanisms, and develop therapies. The LWENC-CRF is the clinical hub of translational research at the UCL Institute of Neurology, bringing together the expertise of leading clinicians and scientists across a broad range of neurological and neurodegenerative diseases. It acts as a crucial bridge between laboratory-based research and clinical expertise and is a major asset in fostering high quality clinical research studies at UCL.

Further information:

Cognitive Disorders Clinic http://www.uclh.nhs.uk/ourservices/servicea-z/neuro/cdc

Dr Mummery: https://www.uclh.nhs.uk/OurServices/Consultants/Pages/DrCatherineMummery

Dementia Research Centre: www.ucl.ac.uk/drc

Leonard Wolfson Experimental Neurology Centre: www.ucl.ac.uk/LWENC

Dr Libri: https://iris.ucl.ac.uk/iris/browse/profile?upi=VLIBR29

Brain Research Unit www.ucl.ac.uk/bru

Imanova: www.imanova.co.uk/

UK Israel Tech Hub: www.ukisraelhub.com/

About Neurodegenerative Disease

Neurodegenerative diseases (such as Alzheimer’s disease, Huntington disease and Parkinson’s disease), are devastating conditions. They progressively destroy people’s lives, and the lives of their families. The term neurodegenerative disease covers a range of conditions which primarily affect the neurons in the brain. Neurons are the building blocks of the nervous system which includes the brain and spinal cord. Neurons normally don’t reproduce or replace themselves, so when they become damaged or die the loss is permanent. Loss of neurons results in progressive degeneration and / or death of nerve cells, causing problems with movement (called movement disorders), or mental functioning (called dementias).

Prevalence of neurodegenerative disease is growing (people are living longer and older populations represent a growing proportion of overall population). It is one of society’s biggest challenges. The global cost of managing dementia is significant, and rising. According to the Alzheimer’s Society, in the US there are currently 5.3 million people with diagnosed Alzheimer’s disease, costing the US economy more than $220 billion annually (http://www.alz.org/facts/). Moreover, according to the World Health Organization (WHO), the number of people living with dementia worldwide is set to treble to 115 million in less than 40 years. The economic burden in the US of Parkinson’s disease was $14.4 billion in 2010. It is estimate that approximately 1 million people in the US (5 million people worldwide) have PD, and its prevalence is expected to double by 2030*. The number of cases of HD worldwide is also expected to rise by 5% by 2019**.

There is a wide range of diseases that can be classified as neurodegenerative. Some are very rare - but all have a significant impact. Therefore, an important focus of ongoing work in this field is centered on the identification of convergent pathogenic pathways in neurodegenerative diseases - which might provide potential for shared targets for drug development.

* Dorsey, E. R., Constantinescu, R., Thompson, J. P., Biglan, K. M., Holloway, R. G., Kieburtz, K., Marshall, F. J., Ravina, B. M., Schifitto, G., Siderowf, A. and Tanner, C. M. (2007). Projected number of people with Parkinson disease in the most populous nations, 2005 through 2030. Neurology 68(5): 384-386
** Decision Resources Report: Huntington’s Disease (updated June 21, 2013)

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

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This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents such as the recently launched Sandoz product) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities (such as our pending acquisitions of Allergan’s generic business and Rimsa), or to consummate and integrate acquisitions; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission.

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